Pricing Supplement Dated July 1, 2015	Rule 424(b)(5)
(To Prospectus Supplement Dated August 10, 2012	File No. 333-182527
and Prospectus Dated July 3, 2012)	Pricing Supplement No. 2015-1

GENERAL ELECTRIC CAPITAL CORPORATION

GE Interest Plus

Variable Denomination Floating Rate Notes

On April 10, 2015, GE announced its plan to sell most of the assets of GE Capital. In connection with this plan, GE Capital has decided to close the GE Interest Plus program and redeem all investments. GE Capital expects to do so by August 31, 2015. As part of the closure process, GE Capital will cease paying interest on all GE Interest Plus investments as of July 1, 2015 (interest will continue to accrue and be posted to your investment until July 1, 2015). In addition, any funds submitted to a GE Interest Plus account on or after July 1, 2015 will not be invested in GE Interest Plus notes and will not otherwise accrue interest. These funds will reside in your account and if not removed by you before program closure, will be returned to you upon closure.

Formal notice under the indenture governing the GE Interest Plus notes will be provided in accordance with the terms of the indenture.

Any redemptions or contributions to GE Interest Plus investment accounts after the GE Interest Plus program is closed (expected to be by August 31, 2015) will be automatically rejected. GE Capital will NOT reimburse investors for any fees or costs incurred due to rejected transactions after the GE Interest Plus program has been closed.

After the GE Interest Plus program is closed, redemption checks received for processing will be rejected and returned to the payee because GE Capital will have exercised its authority under the indenture to redeem all GE Interest Plus Notes and return the investment account funds by check. Any fees or costs you incur as a result of rejected redemption checks will NOT be reimbursed by GE Capital.

Special Processing fees:

Redemption Check Copy	$5.00
Cash Rejection Processing Fee	$10.00
Checkbook Reorder - Rush Delivery	$30.00
Domestic Wire Fee (regular outgoing wire request)	$25.00
Express Wire Fee (for one-time wires: domestic wire fee of $25 plus rush fee of $10)	$35.00
Overnight Mailing Charge	$10.00
Returned Redemption Check (insufficient funds)	$20.00
Statement Copy	$10.00
Stop Payment (Single or Range)	$30.00

ACH Investments initiated through the online eService website or the automated phone system cannot be redeemed until three business days after such amounts are credited. ACH Investments initiated through outside payees (e.g. Social Security, company payroll, etc.) cannot be redeemed until one business day after such amounts are credited.